

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

James D. DeVries
President and Chief Executive Officer
ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

      Re: ADT Inc.
           Preliminary Information Statement on Schedule 14C
           Filed on August 6, 2020
           File No. 001-38352

Dear Mr. DeVries:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services